May 8, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction

100 F Street NE
Washington, D.C. 20549

Attn:	Paul Cline Isaac Esquivel Ronald E. Alper Pam Howell

Re:	Inflection Point Acquisition Corp. II Registration Statement on Form S-1 Filed April 5, 2023 File No. 333-271128

Ladies and Gentlemen:

On behalf of our client, Inflection Point Acquisition Corp. II, a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form S-1 filed on April 5, 2023 (the “Registration Statement”), contained in the Staff’s letter dated May 1, 2023 (the “Comment Letter”).

The Company has filed via EDGAR its first amended Registration Statement on Form S-1 (the “First Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the First Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the First Amended Registration Statement.

Registration Statement on Form S-1 filed April 5, 2023

General

1.	We note your disclosure on page 24 and elsewhere that each public shareholder may elect to redeem its public shares irrespective of whether they vote for or against the proposed transaction. Please revise to disclose whether the shareholders will be permitted to redeem their shares if they do not vote, or abstain from voting.

Response: In response to the Staff’s comment, the Company has revised pages 24, 106, 115 and 138 of the Registration Statement to disclose that shareholders will be permitted to redeem their shares if they do not vote or abstain from voting in connection with any proposed transaction.

United States Securities and Exchange Commission

May 8, 2023

Prospectus Summary, page 1

2.	When discussing the initial business combination of IPAX on page 2 and elsewhere, please clearly disclose the amount and percent of the public shareholders that redeemed their shares.

Response: In response to the Staff’s comment, the Company has revised pages 2 and 92 of the Registration Statement to disclose the amount and percent of the public shareholders that redeemed their shares when discussing the initial business combination of IPAX.

Risk Factors, page 35

3.	Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflection Reduction Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Describe the risks of the excise tax applying to redemptions in connection with:

●	liquidations that are not implemented to fall within the meaning of “complete liquidation” in Section 331 of the Internal Revenue Code

●	extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates, and

●	de-SPACs depending on the structure of the de-SPAC transaction.

Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Response: In response to the Staff’s comment, the Company has revised pages 75 and 76 of the Registration Statement to include a new risk factor describing the potential material effect on our shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction Act in August 2022.

United States Securities and Exchange Commission

May 8, 2023

Interests of Certain Persons in the Business Combination, page 26

4.	We note that “Commencing on the date of this prospectus through the earlier of consummation of our initial business combination and our liquidation, we will pay an aggregate of $27,083.33 per month for the services of Peter Ondishin, Chief Financial Officer, and Kevin Shannon, Chief of Staff.” Please disclose the material terms of these agreements. See item 402(o)(1) of Regulation S-K. Please file the agreements as exhibits. See Item 601(b)(10)(iii) of Regulation S-K. Lastly, please provide your analysis as to why Mr. Shannon is not an executive officer.

Response: In response to the Staff’s comment, the Company has revised pages 28, 29, 81, 88, 101, 124, 130, 134 and F-14 of the Registration Statement to disclose the material terms of the services agreement with Peter Ondishin. In addition, the Company has filed the services agreement as exhibits to the Registration Statement.

The Company advises the Staff that Kevin Shannon is not an executive officer as that term is defined in the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or the rules promulgated thereunder. Rule 405 promulgated under the Securities Act and Rule 3b-7 promulgated under the Exchange Act each provide that the term executive officer, when used with reference to a registrant, “means its president, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making function[s] for the registrant.”

As Chief of Staff, Mr. Shannon reports to Michael Blitzer, who as chief executive officer, acts in a function equivalent to that of a president, and Peter Ondishin, the chief financial officer. Mr. Shannon is not in charge of any principal unit, division or function and he does not perform any policy making function for the Company. Mr. Shannon’s role as Chief of Staff is to (i) provide support to Mr. Blitzer and Mr. Ondishin, (ii) coordinate and communicate with and among Mr. Blitzer, Mr. Ondishin, the board of directors, the Company’s advisors, service providers and auditor and (iii) following the closing of the initial public offering, assist in analysis of potential target businesses and facilitate discussions and negotiations with potential target businesses by Mr. Blitzer and Mr. Ondishin. Notably, Mr. Shannon does not have authority to sign on behalf of or bind the Company.

* * *

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Michael Blitzer, Inflection Point Acquisition Corp. II

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